

INVEST IN HAVN

World's first EMF-blocking apparel, backed by Lululemon's former President

havnwear.com San Francisco, CA

Notable Angel · Ecommerce · Consumer Goods · Retail · VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Profitable
Profitable for prior 3 months and expect same in future

1. $18M+ cumulative revenue; 36% growth in 2024, and profitable
2. Awarded a U.S. Air Force STTR Contract
3. Inventors of the world's first EMF-blocking apparel for long-term health
4. Backed by Lululemon's ex-President, NBA star Rudy Gobert, & top-tier VCs
5. HSA/FSA approval and endorsed by 600+ doctors
6. 250,000+ pieces sold, 70,000+ loyal customers, and 5,000+ raving 5-star reviews
7. Worn by elite professional athletes in the NBA, NFL and NHL
8. Disrupting a fast-growing $432 billion athleisure market with a 10% CAGR

Featured Investor



Brett Conrad

Syndicate Lead

Follow

Invested $105,000 ⓘ

Professional investor looking to invest in great leaders and companies
longboardcapital.com

"As someone who helped build Lululemon from its early days into a $37 billion global leader in activewear, I know what it takes to redefine a category. HAVN is the next evolution of apparel—a brand reshaping how we think about health and wellness. By combining comfort with patented EMF-blocking technology, HAVN has created apparel that actively protects wearers from 99% radiation. HAVN is the future of functional wellness apparel. As an investor, I focus on four essentials: a massive market opportunity, strong traction, meaningful impact, and a proprietary moat. HAVN checks every box. HAVN is carving out its position as a leader in a $432 billion athleisure market with $15M in cumulative revenue, 70,000 customers, and 12 patents protecting its proprietary WaveStopper™ technology."

Our Team



Arthur Menard de Calenge CEO

Healthtech visionary. 3x Founder with 1 exit. Forbes 30 under 30 and 200 media features. Co-inventor of 12 patents. Founded PwC's FR startup incubator. Startup investor with over 10x portfolio returns. AgroParisTech Biology & Engineering MS. HEC Paris MBA



Mike Jones Director of the Board

High-growth expert. Founder of Science Inc. and former CEO of Myspace. Led $2B+ in exits, including Dollar Shave Club (acquired by Unilever), Userplane (acquired by AOL), and HouseParty (acquired by Epic). University of Oregon Business BS



Brett Conrad Advisory Board Member

Seasoned retail leader. Former President of Lululemon USA, launched the brand's first U.S. stores, driving its early expansion. Brings deep expertise in scaling brands, retail strategy, and tech-driven growth. University of Colorado Boulder MBA



Gerrit Rindermann Co-Founder & Head of Engineering

Technology innovator. Former lead at Mercedes-Benz Technology. Co-founder of OneApp, revolutionizing digital communication. AI healthcare researcher with multiple patents. Forbes Tech Council Member. Freie Universität Berlin Computer Science MS



Thomas Calichiama Co-Founder & COO

Serial growth whiz. Scaled Betclic into one of Europe's largest online betting platforms. Led digital transformation of the French Golf Federation (800K+ members). La Sorbonne Business Law MS. Paris School of Business Sports Marketing MBA



Tom Guilbert Head of Marketing

Innovative marketing strategist. Drove digital transformation at L'Oréal and Air France. Scaled L'Occitane brands, doubling sales to $10M+ in less than 2 years. Forbes Council Member. AgroParisTech Business & Biology MS. HEC Paris Marketing MBA

Pitch

Why HAVN?



We’re constantly exposed to EMF radiation from phones, Wi-Fi, and connected devices. Over 2,200 studies link EMF exposure to risks like reduced cognition, fertility issues, and cancer, affecting billions worldwide.

HAVN (formerly Lambs) created the first everyday EMF-blocking apparel with WaveStopper™ technology, shielding over 99% of harmful EMFs. Stylish and comfortable, our clothing enhances health, sleep, and focus—setting a new wellness standard.

Join top-tier investors like Science Ventures, Sand Hill Angels, NBA superstar Rudy Gobert, and former Lululemon President Brett Conrad to transform the $432B athleisure market. Let's shape the future of health-conscious living.


Brett Conrad
lululemon
Former President of Lululemon
Lead Investor & Advisory Board Member
Rudy Gobert
NBA
Center, Minnesota Timberwolves
Investor & Brand Ambassador

$15 million in sales and HSA/FSA approval - HAVN's exceptional momentum


250,000+
Pieces Sold


70,000+
Loyal Customers


Endorsed by
200+
Doctors

HAVN is leading the future of health and wellness with the first EMF-blocking apparel. With over $15M in revenue and 36% growth in 2024, our innovative technology drives demand and expands our market presence.

Now HSA/FSA approved, HAVN makes protecting against EMF more accessible. Endorsed by 200+ clinicians, including neurologists and surgeons, our products are recommended to patients for better health.


"HAVN are trailblazers in EMF-blocking technology, with unparalleled technical expertise. I was blown away after conducting EEG testing of their products. I strongly recommend anyone exposed to EMF to wear HAVN to mitigate their exposure."
Dr. Jennifer Jones
Aspen Neuro Brain Institute

Billions of people face serious health risks from everyday EMF exposure

With 5.5 billion people globally reliant on cell phones and other wireless devices, EMF radiation has become an inescapable part of everyday modern life.



In fact, over 2,200 scientific studies have linked EMF exposure to significant long-term health risks, including cancer, fertility issues, and neurological disorders. Leading health organizations worldwide, including the NIH, WHO, NCI, and EPA, are raising the alarm about the dangers of EMF exposure.

"National Toxicology Program scientists found that EMF exposure was linked with significant increases in DNA damage."

NIH National Institutes of Health

"EMF exposure could have a major public health impact."

World Health Organization

"The International Agency for Research on Cancer has classified EMF radiation as a Class 2B Human Carcinogen."

CDC

Leading health organizations worldwide, including the NIH, WHO, NCI, and EPA, are raising the alarm about the dangers of EMF exposure.


New Studies Link Cell Phone Radiation with Cancer
Chicago Tribune
NEWS HEALTH
We tested popular cellphones for radiofrequency radiation. Now the FCC is investigating.
The Guardian
The inconvenient truth about cancer and
There's a clear cell phone-cancer link but FDA is downplaying it

Prolonged EMF exposure poses risks to cancer, reproductive, and cognitive health. A $30 million study revealed significant DNA damage from EMFs, a key cancer precursor, and the WHO classifies them as a class 2B carcinogen. EMFs also harm reproductive health, lowering sperm count and motility, while studies link them to memory problems, poor sleep, and chronic fatigue.

165 million
Americans are aware that EMF exposure is bad for their health

70 million are seriously concerned—**HAVN** uniquely addresses this growing need

Exposure to EMFs from personal devices, Wi-Fi routers, cell towers, and smart home technology is rising, and awareness of their health risks is growing. As more people recognize the potential impacts of everyday tech, protecting against EMFs has become a priority for health-conscious consumers.

HAVN invented the first scientifically-backed clothing that protects you from EMF radiation


HAVN protects your
essential organs from EMF.
Brain
Heart
Lungs
Gut
Genitals

HAVN created the world's first EMF-blocking clothing for everyday wear.

Inspired by spacesuit technology, our proprietary WaveStopper™ fabric uses pure silver fibers to create a conductive barrier and block over 99% of harmful EMFs from ever reaching the body.



With years of development, millions of dollars invested in R&D, and 12 patents filed to protect the innovation, WaveStopper™ is the only scientifically proven solution to conveniently block EMF in everyday life. The technology's efficiency has been tested and certificated by independent military-grade Eurofins MET Labs, ensuring its reliability and effectiveness according to top IEEE-299 and EN62209-2 standards.


WITHOUT HAVN
WITH HAVN


35.0
20.0
15.0
10.0
5.0
0
dB

FREQUENCY	RADIATION BLOCKED
700 Mhz Example Mobile phones using 4G LTE.	99.98%
2.4 GHz Example Devices connected to bluetooth, microwave ovens.	99.92%
8 GHz Example Wireless devices connected to Wi-Fi	99.92%

26 GHz Example Latest smartphones using 5G networks	99.90%
40 GHz Example High-band 5G antennas	99.86%

From beanies to shirts and underwear, each HAVN product line shields vital areas like the brain, chest, and reproductive organs.

Chest & Belly

Cardiac and gut health



Thyroid

Metabolism and immune system



Brain

Cognition and mental clarity



Groin

Testosterone and fertility



HAVN garments offer comprehensive protection, shielding you from EMF radiation, blocking 99.5% of UV rays, and naturally providing antimicrobial and odor-resistant properties. Our fibers are made from pure silver and are non-toxic, free from nanoparticles, hypoallergenic, and durable. They can maintain their effectiveness through more than 300 washes.

Long-term health and well-being for the modern lifestyle

We hold an unparalleled position in the market as the first and only brand with EMF-protective apparel scientifically proven to protect long-term health and well-being from the impact of EMF exposure. Our customers rave about the peace of mind of using technology while knowing their health and that of their family are protected.



In addition to supporting long-term health, shielding from EMF also has numerous science-backed benefits on well-being. EMF exposure can increase cellular and oxidative stress, impacting cognition, sleep, brain fog, immunity, and accelerated aging.

Immunity

By mitigating oxidative stress risks, HAVN helps balance. immune system and fight off infections.

Energy & Recovery

Wearing HAVN is shown to increase HRV, a measure of body recovery & readiness, by an average of 18%

Better Sleep

62% of HAVN customers reported an increase in sleep quality, measured by sleep trackers like Ring or Whoop

Improved Cognition

78% of HAVN customers report a boost in cognition (reduces brain fog and headaches), memory and happiness.

Fertility Boost

HAVN WaveStopper blocks low levels of radiation known to cause reduced sperm count and infertility in men and women

Healthy Aging

HAVN mitigates the accelerated aging process oxidative stress creates in our cells and body

The real-life benefits of HAVN have been highlighted by independent pre-studies. A 2020 pre-study showed that wearing HAVN when exposed to EMF radiation improved HRV - an indicator of the body's stress level - by an average of 18%.

Electroencephalogram (EEG) testing shows HAVN helps alleviate EMF-induced brain stress

Electroencephalogram (EEG) testing shows HAVN negates the increase in beta waves (i.c. brain stress) associated with EMF exposure


WITHOUT HAVN
WITH HAVN

Lambs' beanie tested with EEG by Dr. Jennifer Jones, PhD, Aspen Neuro Institute

Abnormally high levels of beta waves are associated with decreased awareness, problem-solving, reflection, meditation, creativity, and deep sleep. The EEG tests performed in Aspen Neuro Institute provide additional insights on Lambs' impact on improved cognition and sleep.

In 2023, an independent study from the Aspen Neuro Institute used EEG technology to monitor brainwave activity in individuals exposed to EMF radiation from idle smartphones near the head. The results showed a significant reduction in brain stress when wearing HAVN headwear.

The benefits of wearing HAVN have been consistently by our polled customers throughout several years:


62% of polled customers report an improvement in sleep quality


78% have noticed enhanced cognition with reduced brain fog and headaches


70% are experiencing improved Heart Rate Variability (HRV)

With over 70,000 customers, HAVN has built a loyal wellness community that hails our products as "life-changing"

Our customers are our best advocates, and their feedback speaks volumes. HAVN is quickly gaining momentum among health-conscious consumers looking for proactive wellness solutions, with over a third of our customers coming from word of mouth.

We're building an amazing community.

"Very surprised when it arrived. Fits perfect and is so soft, light and repels sweat. I wear it to work daily and have noticed a huge shift in my energy. My heart feels calmer. Washes easy. I need to order more soon"

Amanda L.
★★★★★

"I absolutely love the HAVN wear! It is worth every penny. Not only am I protected but the clothes are classy, comfortable and stylish. Thank you for such an amazing product that works wonders!"

Christina R.
★★★★★



The feedback from our community has been amazing, with over 5,000 five-star reviews and countless incredible testimonials sharing life-changing stories of better sleep, increased focus, and overall well-being.

Over 5,000 five-star reviews

★★★★★

Hailu S. Verified Buyer

My daily routine starts with putting 3 pieces of Faraday clothes, boxer, shirt, and beanie or hat. The benefits are amazing, like good night sleep, keeps mind focused and sharp.

★★★★★

Melissa T. Verified Buyer

I started wearing my Lambs beanie to bed every night. Every single night since I got it in the mail I have gotten a great night's rest and I have dreamed every single night. My restorative sleep increased by 80%!!! This beanie has changed my life!

★★★★★

McFeron F. Verified Buyer

Wearing my beanie most of the day and always at night. **sleep a lot better and I don't wake up with my normal headache.** Looking forward to my lightweight beanie.

★★★★★

Ava H. Verified Buyer

I actually bought the cap for my daughter. And she loves it. She works on a computer all day and she always had headaches. **Since she started using this, it is rare that she gets a headache.**

★★★★★

Jessica D. Verified Buyer

On the days I wear this shirt, **did not experience my usual 'end of day' headache,** thank you so much for this!

★★★★★

Diana K. Verified Buyer

I came across HAVN while doing research into improving my health. I bought a couple of T-shirts and a hat to try it out and I am amazed! Not only has **my energy levels improved but my sleep as well.** Thank you, HAVN.

HAVN's EMF-blocking apparel is worn and loved by elite athletes across the NFL, NBA, NHL, and UFC. Engineered for protection, recovery, and performance, HAVN combines cutting-edge technology with everyday wear to support the world's best in staying healthy and at the top of their game.

HAVN is worn and loved by professional athletes in...

The press can’t get enough of HAVN

Our commitment to quality and innovation has caught major media attention, with features in *Forbes*, *Men’s Health*, *ABC News*, *BBC*, and *GQ*, among countless others.

GQ MensHealth USA TODAY CBS NEWS

Forbes CNBC BBC abcNEWS THE NEW YORKER

Forbes

Lambs Is Protecting Men With Space Grade Technology



Our uniquely suited team of accomplished engineering, biology, and brand experts is a rare synergy of talents


Arthur Menard-Calenge
CEO


Mike Jones
Director of the Board


Brett Conrad
Lead Investor & Advisory Board


Gerrit Rindermann
Head of Engineering, Co-Founder


Thomas Calichiama
COO, Co-Founder


Tom Guilbert
Head of Marketing

We are uniquely positioned to scale HAVN, bridging advanced science to the athleisure mass market to make proactive EMF protection accessible to all. As a powerhouse of health-focused innovators, our team combines complementary expertise in biology, engineering, and apparel, with leadership experience from Lululemon, PwC, Mercedes-Benz Technologies, and L'Oréal.

In addition, HAVN is backed by incredible strategic investors and advisors who are helping us build towards becoming a billion-dollar company:



Dave Asprey

Founder of Bulletproof Coffee



"HAVN is revolutionizing wellness apparel. I'm thrilled that their groundbreaking technology embedded in clothing actively reduces oxidative stress—a true game-changer for health-conscious living."

Dr. Michael Geravis

Performance Psychologist



"HAVN wear is essential for anyone seeking peak performance or navigating everyday life. It actively supports your nervous system and enhances mental clarity, making it more than just clothing—it's a commitment to optimal well-being in the digital age."

Brett Conrad

Former Lululemon President



"As a key player in building Lululemon, I understand what it takes to redefine a category. HAVN represents the next evolution in apparel, merging comfort with patented EMF-blocking technology. It is the future of functional wellness apparel."

Mike Jones

Founder of Science Inc. &
Former CEO of MySpace



"HAVN is redefining technology and wellness. As someone deeply immersed in innovation, I'm impressed by how HAVN integrates EMF-blocking technology into apparel. HAVN is building the movement towards smarter, healthier living."

Sand Hill Angels

Sand Hill Angels is a Silicon Valley-based group of technology entrepreneurs and angel investors who invest in early-stage startups. Their notable investments include companies like Beyond Meat and Caspar Sleep.

narrative.fund

Narrative Fund is a San-Francisco based venture capital firm that invests in early-stage companies with compelling stories and innovative solutions. They primarily invest in consumer technology companies.

SCIENCE

Science Ventures is a venture capital firm dedicated to fueling the next wave of disruptive consumer companies. Their notable investments include Dollar Shave Club, Liquid Death, and Medium.

HAVN is disrupting the $432 billion athleisure market, pioneering the world's first EMF-blocking wellness apparel brand


$432B
Global Athleisure Market
10%
CAGR

The global athleisure market has reached $432 billion and is projected to grow at 10% annually, driven by an increasingly health-conscious consumer base.

HAVN is positioned to capture a notable share of this market, with 20% of U.S. consumers expressing significant concern about EMF exposure—a $20 billion opportunity within the U.S. alone. As concerns about fertility decline and rising cancer rates grow, consumers are actively seeking preventive health solutions.

> "Studies have suggested EMF may be linked with brain cancer, lower sperm count, headaches, effects on learning, memory, and sleep."
>
> CDPH — California Department of Public Health

> "Exposures are ubiquitous [and] there is rising concern as to whether exposure to EMF radiation emitted by a mobile phone affects human health."
>
> International Agency for Research on Cancer — World Health Organization

Further fueling demand, HAVN's products are HSA/FSA eligible, making them more accessible to those looking for proactive protection. Doctors are increasingly recommending EMF protection to address risks associated with cognitive health, fertility, and long-term cancer risks.

Regulatory awareness is also on the rise, with agencies like the World Health Organization (WHO) classifying EMF as a carcinogen and the U.S. Air Force implementing EMF exposure mitigation programs. As these global organizations push for updated safety standards, market demand for health-protective solutions will expand, with HAVN as the market leader with its innovative, science-backed apparel that provides effective, everyday EMF protection.

Robust performance propels HAVN towards $100M revenue

$15M

Cumulative Sales

2x higher than the industry avg.

$4.3M

2024 Expected Revenues

36%

Month Over Month Growth

as of Oct 2024

Forward-looking projections are not guaranteed.

For the past few years, our products have been selling faster than we can make them. Now, with a top manufacturing partner who believes in our mission, we've unlocked a powerful growth lever for the company.

With an average order value over 2x the industry average, we are acquiring customers profitably on the first month of purchase, meaning that our marketing engine is ready for scale.

Incredible customer stickiness

$200+

Average Order Value

Over **2x** the industry avg.

4%

Merchandise Return Rate

7x lower than the industry avg.

250k+

Products Sold

150%

12-Months Revenue Retention

<30 Days

Customer Acquisition (CAC) Payback

We've sold over a quarter million pieces, with an average order value that's double that of leading athleisure brands and a return rate under 5%, compared to their 20-40%. HAVN isn't just about style, it's about protecting health and improving well-being, which keeps customers coming back.



$150M
$100M
$75M
$50M
$25M
$10M
$5M
$4.3M
$10.8M
$23M
$47M
$85M
$145M
2024
2025
2026
2027
2028
2029

Forward-looking projections are not guaranteed.

Thanks to exceptional customer loyalty and a rapidly expanding catalog, HAVN is on track to achieve $100M+ in yearly revenue with fewer than 500,000 customers. With 15% of this milestone already reached, we anticipate hitting our goal within the next five years.

Our recent HSA/FSA eligibility is accelerating growth by making HAVN's products more accessible and affordable for both existing and new customers. It's also strengthening our network of doctors recommending HAVN as a proactive health solution.

Beyond consumer markets, HAVN is gaining traction in professional sectors. The U.S. Air Force is exploring EMF protection for fighter pilots facing increased cancer risks, and we're pursuing B2B opportunities in occupational healthcare, unlocking significant revenue potential in high-value markets.



Forbes

FORBES > BUSINESS > AEROSPACE & DEFENSE

Are Air Force Pilots' Cancer Cases Linked To Cockpit Radiation? Calls Rise For Studies.

Eric Tegler Former Contributor

3

Sep 13, 2022, 08:30am EDT

Updated Sep 13, 2022, 10:08am EDT

A better understanding of the relationship between cockpit radiation and cancer rates among USAF ... [+] COURTESY VINCENT AIELLO - THE FIGHTER PILOT PODCAST

Together, these advancements solidify HAVN's potential to redefine the market, tapping into diverse revenue streams and setting a new benchmark for performance and impact in the wellness industry.

We're building the next billion-dollar health & wellness athleisure brand


$2B
Valuation after IPO (Day 1)
lululemon
Premium athleisure for active lifestyles


$4.9B
Valuation after IPO (Day 1)
FIGS
Functional, stylish scrubs for professionals


$5.5B
Pre-exit Valuation
vuori
California-inspired performance wear

The billion-dollar potential of performance apparel has been proven clear by brands like Lululemon, Vuori, and Figs. Backed by investors with billion-dollar exit experience, HAVN is positioned for a successful, mission-aligned exit strategy.

With a solid foundation and unique market position, HAVN targets a billion-dollar IPO after surpassing $100M in annual revenue or acquisition by leaders in athleisure, health tech, or consumer goods. Traction in consumer, military, and medical markets also makes HAVN an attractive prospect for brands or private equity groups entering protective apparel.

Join us in protecting humanity from EMF radiation exposure



We believe the brands of tomorrow are built with their community, which is why we're inviting you to be part of HAVN's journey. Our vision is to lead the global market in EMF-blocking apparel, protecting long-term health and promoting overall wellness.

With groundbreaking technology, top-tier investors, and growing momentum, HAVN is redefining health-focused athleisure. Together, we can make HAVN the #1 health-focused athleisure brand and build a healthier future.

Join us in protecting humanity from EMF.

Earn perks when you invest!

PERKS	Perks
$500	Early access to new product drops
$1,000	Get a free $89 EMF-blocking cap with your next order! + Perks associated with previous investment tier
$2,500	Exclusive Investor Code: Gift friends a free cap on their orders over $250 + Perks associated with previous investment tier
$5,000	Exclusive investor EMF-blocking swag box (worth $500) + Perks associated with previous investment tier
$10,000	One-on-one meeting virtual meeting CEO Arthur Menard de Calenge + Perks associated with previous investment tier
$25,000	Tour of HAVN's headquarters and meet the team (flight/hotel not included) + Perks associated with previous investment tier
$50,000	Full set of HAVN apparel + Perks associated with previous investment tier


Invest
Today
HAVN
by Lambs

Disclaimer: The logo of Lululemon used in this marketing material is the property of Lululemon. The use of this logo does not imply any affiliation with or endorsement by Lululemon. All rights to the logo are retained by Lululemon, and the use is strictly for illustrative purposes.